INTERIM EXPENSE LIMITATION AGREEMENT

CANTOR FITZGERALD INVESTMENT ADVISORS, L.P.
110 East 59th Street

New York, New York 10022

June ___, 2021

Williamsburg Investment Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Dear Sirs:

Cantor Fitzgerald Investment Advisors, L.P. confirms our agreement with you as follows:

1.                   You are an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "Act"), and are authorized to issue shares of separate series (funds), with each fund having its own investment objective, policies and restrictions. You propose to engage in the business of investing and reinvesting the assets of the FBP Appreciation & Income Opportunities Fund (the “Fund”) in accordance with applicable limitations. Pursuant to an Interim Investment Advisory Agreement dated as of ________, 2021 (the "Interim Advisory Agreement"), you have employed us to manage the investment and reinvestment of such assets.

2.                We hereby agree that, notwithstanding any provision to the contrary contained in the Interim Advisory Agreement, we shall limit as provided herein the aggregate ordinary operating expenses incurred by the Fund, including but not limited to the fees (“Management Fees”) payable to us under the Interim Advisory Agreement (the "Limitation"). Under the Limitation, we agree that, until the earlier of the following to occur: (i) the effective date of a new advisory agreement relating to Cantor Fitzgerald Investment Advisors, L.P’s management of the Fund which has been approved by a majority of the Fund’s outstanding voting securities (as defined in the Act) or (ii) the 151st calendar day following the date hereof (the “Limitation Period”), such expenses shall not exceed a percentage (the "Percentage Expense Limitation") equal to 1.05% per annum of the average daily net assets of the Fund. To determine our liability for the Fund’s expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year of the Fund, or limitation period, if shorter the ("Prorated Limitation"). The Prorated Limitation shall be compared to the expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the "Allowable Expenses"). Allowable Expenses include all of the Fund's ordinary operating expenses excluding brokerage costs, acquired fund fees and expenses, taxes, interest and extraordinary expenses. If Management Fees and other expenses of the Fund for the current day exceed the Allowable Expenses, Management Fees for the current day shall be reduced by such excess ("Unaccrued Fees"). In the event such excess exceeds the amount due as Management Fees, we shall be responsible to the Fund to pay or absorb the additional excess (“Other Expenses Exceeding Limit”). If there are cumulative Unaccrued Fees or cumulative Other Expenses Exceeding the Limit, these amounts shall be repaid to us by you subject to the following conditions: (1) no such payment shall be made to us with respect to Unaccrued Fees or Other Expenses Exceeding Limit that arose more than three years prior to the proposed date of payment, and (2) such payment shall be made only to the extent that it does not cause the Fund’s aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation.

3.                   Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing your expenses outside the contours of this Agreement, nor shall anything herein be construed as requiring that we limit, waive or reimburse any of your expenses incurred after the Limitation period, or, except as expressly set forth herein, prior to such date.

4.                   This Agreement shall become effective on the date hereof and supercedes any expense limitation agreement previously entered into with respect to the Fund. This Agreement may be terminated by either party hereto upon not less than 60 days' prior written notice to the other party, provided, however, that (1) we may not terminate this Agreement without the approval of your Board of Trustees, and (2) this Agreement will terminate automatically if, as and when we cease to serve as investment adviser of the Fund. Upon the termination or expiration hereof, we shall have no claim against you for any amounts not previously reimbursed to us pursuant to the provisions of paragraph 2.

5.                   This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

[Signature page to the Interim Expense Limitation Agreement for the FBP Appreciation & Income Opportunities Fund]

Very truly yours,

CANTOR FITZGERALD INVESTMENT ADVISORS, L.P.

By: _______________________________ _______________________________

Agreed to and accepted as of the date first set forth above.

WILLIAMSBURG INVESTMENT TRUST

By: _______________________________

David James, Secretary